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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number: 1-11997

SPHERION CORPORATION
401 (k) Benefit Plan

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309
(Address of principal executive offices) (Zip code)

(954) 938-7600
(Registrant's telephone number, including area code)

INTERIM SERVICES INC.
401 (k) Benefit Plan
(Former Name)

(a)    Financial Statements.    Filed as part of this Report on Form 11-K are the financial statements of the Spherion Corporation 401 (k) Benefit Plan as required by Form 11-K, together with the report thereon of Deloitte & Touche LLP independent certified public accountants, dated June 14, 2002.

SPHERION CORPORATION 401(k) BENEFIT PLAN

         TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SIGNATURES	9
EXHIBIT INDEX	10

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Spherion Corporation
    401(k) Benefit Plan
Fort Lauderdale, Florida:

        We have audited the accompanying statements of net assets available for benefits of Spherion Corporation 401(k) Benefit Plan (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 14, 2002

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS
INVESTMENTS, AT FAIR VALUE:
Registered investment company stocks	$90,686,488	$94,093,867
Spherion Corporation common stock*	5,252,772	7,478,499
T. Rowe Price Tradelink Plus	1,144,222	1,564,157
Participant loans receivable	1,379,187	1,639,385

Total investments	98,462,669	104,775,908

CONTRIBUTIONS RECEIVABLE:
Employer	80,353	122,968
Participant	694,200	979,245
Plan merger	340,354	—

Total contributions receivable	1,114,907	1,102,213

Uninvested cash	838	3,919

NET ASSETS AVAILABLE FOR BENEFITS	$99,578,414	$105,882,040

*
Nonparticipant-directed (see Note 5)

See accompanying notes to financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Dividend income	$1,939,072
Interest income	115,741
Employee contributions	11,949,732
Employer contributions	779,432
Employee rollovers	1,144,704
Transfers in from other plans	468,502

Total additions	16,397,183

DEDUCTIONS:
Net depreciation in fair value of investments	6,046,696
Distributions to plan participants	16,406,772
Administrative expenses	247,341

Total deductions	22,700,809

NET DECREASE	(6,303,626)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	105,882,040

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$99,578,414

See accompanying notes to financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1.    DESCRIPTION OF THE PLAN

        Spherion Corporation 401(k) Benefit Plan (the "Plan" or the "Spherion Plan") is a defined contribution plan sponsored by Spherion Corporation ("Plan Sponsor" or "Spherion"). The Plan was restated effective January 1, 2001 to incorporate certain Plan amendments. Non-highly compensated employees are eligible for participation under the Plan on the first day of the month after completing 90 days of service. All participant and the employer basic matching contributions are 100% participant directed. Spherion could, at its discretion, make an additional annual contribution, all of which would be invested in Spherion Corporation common stock. No such contribution was made in 2001. Employees' contributions (made on a pre-tax basis, equal to not less than 1 percent nor more than 15 percent of an employee's compensation) and actual earnings thereon are fully vested and nonforfeitable at the time of contribution. Employer contributions (at present equal to 25 percent, with the possibility of an additional discretionary match, discussed previously at up to 25 percent paid upon approval by the Board of Directors, of the sum of the first 6% of an employee's contribution for the plan year) vest on a graduated scale from 1 to 5 years of service, as defined, and become 100% vested at the end of five years or upon death, permanent disability or retirement at age 65. Plan earnings are allocated to individual accounts based on the participant's beginning balance as a percentage of the Plan's total beginning balance. Loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance.

        Plan participants who leave Spherion as a result of termination, retirement or permanent disability may elect to receive their entire vested account in a lump-sum, a rollover into another qualified plan or, if the balance exceeds $5,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn interest based on the investment fund of the participant's choice until their entitlement is withdrawn or rolled over into another qualified plan. Through December 31, 2001, participants of certain plans, which were merged into the Plan, were eligible to receive annuity payouts.

        Although Spherion has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA. In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan. Administrative expenses are charged to Plan participant accounts. The Plan Sponsor directly pays certain audit and legal expenses for the Plan.

        As discussed in Note 3, effective December 31, 2001, the Interim PPA/Profit Sharing Plan was merged into the Plan. Effective November 30, 2001, the Cosmopolitan Care Plan was merged into the Plan. Effective March 1, 2001, the Job Option 401(k) Retirement Plan was merged into the Plan. Effective April 3, 2000, the Norrell Information Services, Inc. 401(k) Savings Plan was merged into the Plan.

        The following investment funds represent the available options which the participants may elect to use:

          Invesco Technology Fund—A fund that invests in market leading companies with strong management teams that have solid track records, financial strength, and proprietary products or content.

          T. Rowe Price Stable Value Fund—A current income fund investing in guaranteed investment contracts by insurance companies, bank investment contracts, and synthetic investment contracts.

          T. Rowe Price International Stock Fund—A long-term growth fund investing primarily in the common stocks of established, non-U.S. companies.

          T. Rowe Price Spectrum Income Fund—An income fund primarily investing in domestic bond funds and also in two foreign bond funds, a money market fund and an income-oriented stock fund.

          T. Rowe Price Dividend Growth Fund—A long-term growth fund investing primarily in dividend-paying common stocks that have favorable prospects for increasing dividends and long-term appreciation.

          T. Rowe Price Personal Strategy Funds—Growth and income funds investing in a mix of stocks, bonds, and money market securities depending on the overall emphasis towards growth or income.

          T. Rowe Price Mid-Cap Growth Fund—A long-term capital growth fund investing primarily in common stocks of medium-sized (mid-cap) growth companies.

          T. Rowe Price Small-Cap Stock Fund—A long-term capital growth fund investing primarily in stocks of small to medium-sized companies.

          T. Rowe Price Equity Index Trust—A growth fund investing in all 500 stocks the S&P Index comprises in proportion to their respective weighting in the Index.

          Spherion Corporation common stock—Funds are invested in common stock of Spherion Corporation.

        Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. In addition, certain participants who have a minimum vested balance of $10,000 can invest up to 50% of their total vested balance in stocks and bonds outside of the core investment offerings (T. Rowe Price TradeLink Plus). Any transaction costs to purchase or sell shares under this investment option are paid from the participant's vested account balance.

2.    SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

        Investments—Investments are stated at fair value, determined using quoted market prices. Net appreciation or depreciation in fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year. Participant loans receivable bear interest which is set at the prime interest rate plus 1% at the time of issuance and are collectible over a period not to exceed five years, except for loans that are designated for a participant's principle residency, which are collectible over a period not to exceed fifteen years. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Payment of Benefits—Benefits are recorded when paid.

        Forfeited Accounts—For the year ended December 31, 2001, forfeitures on nonvested accounts totaled $704,874. Forfeitures are retained in the Plan and are used to offset employer contributions.

        New Accounting Pronouncements—During 2001, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended. The Plan does not have any derivatives and, as such, the adoption of SFAS 133 did not have any impact on the financial statements of the Plan.

3.    PLAN MERGERS

        Effective December 31, 2001, the Interim PPA/Profit Sharing Plan (the "Interim Plan") was merged into the Spherion Plan. On November 18, 1993, the Interim Plan sponsor adopted a resolution to terminate the Interim Plan effective December 31, 1993. The only remaining participants in the Interim Plan were participants that the Company was unable to locate. Participants' balances in excess of $5,000 were allocated to the T. Rowe Price Stable Value Fund upon receipt by the Spherion Plan. Participants' balances less than $5,000 were transferred into the Spherion Plan's forfeiture account upon receipt. Participants are eligible to claim their account balances at any date in the future. The transferred funds were received by the Plan on January 4, 2002 and, as such, were recorded as a plan merger receivable as of December 31, 2001 in the accompanying statements of net assets available for benefits and as an addition in the statement of changes in net assets available for benefits for the year ended December 31, 2001.

        Effective November 30, 2001, the Cosmopolitan Care Plan (the "Cosmopolitan Plan") was merged into the Spherion Plan. As there were no participants in the Cosmopolitan Plan, funds were held in the Cosmopolitan Plan's forfeiture account prior to the merger of the funds. With this merger, all funds were transferred to the Spherion Plan forfeiture account, which is invested in the T. Rowe Price Stable Value Fund. Assets merged into the Spherion Plan have been recorded as additions in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2001.

        Effective March 1, 2001, the JobOption 401(k) Retirement Plan (the "JobOption Plan") was merged into the Spherion Plan. With this merger, the existing funds in the JobOption Plan were liquidated and the participants' balances in those funds were allocated to existing funds in the Spherion Plan based on common levels of risk. Assets merged into the Spherion Plan have been recorded as additions in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2001.

        Effective April 3, 2000, the Norrell Information Services, Inc. 401(k) Savings Plan (the "Norrell Information Services Plan") was merged into the Spherion Plan. With this merger, the existing funds in the Norrell Information Services Plan were merged into the T. Rowe Price TradeLink Plus investment option. Participation requirements related to the T. Rowe Price TradeLink Plus investment option (minimum vested balance of $10,000 and can invest only 50% of total vested balance) were waived for participants of this merger. Subsequent allocation to other investment options occurred only upon election by the merged participants.

4.    INVESTMENTS

        The following presents investments that make up 5 percent or more of the Plan's net assets:

	2001	2000
T. Rowe Price Stable Value Fund (18,415,409 shares and 16,939,284 shares)	$18,415,409	$16,939,284
T. Rowe Price International Stock Fund (356,633 shares and 367,677 shares)	3,919,397	5,338,669
T. Rowe Price Dividend Growth Fund (489,215 shares and 499,805 shares)	10,170,784	10,935,739
T. Rowe Price Personal Strategy Balanced Fund (527,673 shares and 533,386 shares)	7,962,590	8,491,499
T. Rowe Price Personal Strategy Growth Fund (850,678 shares and 860,629 shares)	14,920,894	16,308,912
T. Rowe Price Mid-Cap Growth Fund (435,861 shares and 451,192 shares)	17,172,937	17,952,920
T. Rowe Price Equity Index Trust (303,403 shares and 307,429 shares)	9,353,920	10,769,051
Spherion Corporation common stock* (538,194 shares and 661,083 shares)	5,252,772	7,478,499

*
Nonparticipant-directed (see Note 5)

        The Plan's investments (including gains and losses on investments bought and sold during the year then ended) depreciated in value by $6,046,696 in 2001, by investment as follows:

Registered investment company stocks	$(4,807,407)
T. Rowe Price TradeLink Plus	(199,226)
Spherion Corporation common stock	(1,040,063)

$(6,046,696)

5.    NONPARTICIPANT-DIRECTED INVESTMENTS

        All participant and employer matching contributions are 100% participant-directed. Spherion could, at its discretion, make an additional annual contribution which is not participant directed, all of which would be invested in Spherion Corporation common stock. In accordance with Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, as participant and nonparticipant-directed amounts cannot be separately determined in Spherion Corporation common stock, the stock fund is considered to be nonparticipant-directed.

        Information about the net assets and the significant components of the changes in net assets relating to Spherion Corporation common stock is as follows for the year ended December 31, 2001:

ADDITIONS
Interest income	$12,665
Employee contributions	373,669
Loan principal repayments	47,787
Employer contributions	9,669
Employee rollovers	12,058

Total additions	455,848

DEDUCTIONS
Depreciation in fair value of investments	1,040,063
Distributions to plan participants	1,565,306
Loan withdrawals	64,039
Administrative expenses	12,167

Total deductions	2,681,575

Net decrease	(2,225,727)
Net assets available for benefits, beginning of year	7,478,499

Net assets available for benefits, end of year	$5,252,772

6.    PLAN COMMITTEES AND TRUSTEE

        The Plan provides for selection of an Administrative Committee, a Plan Administrator and a Trustee by the Board of Directors of Spherion. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions and is responsible for the reporting and disclosure requirements under ERISA. T. Rowe Price is the Trustee of the Plan and is also the Plan's Administrator.

7.    PLAN TAX STATUS

        The Internal Revenue Service (the "IRS") has determined and informed the Plan by a letter dated July 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan subsequently received an updated determination letter dated April 9, 2002 from the IRS stating that the Plan is designed in accordance with applicable sections of the Code.

8.    PARTY-IN-INTEREST TRANSACTIONS

        Certain plan investments are shares of mutual funds managed by T. Rowe Price, the Plan's trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees. Such fees and expenses amounted to approximately $247,000 in 2001.

* * * * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SPHERION CORPORATION 401(k) Benefit Plan
DATE—July 1, 2002	By:	/s/ MARK W. SMITH Mark W. Smith Vice President, Business Services (principal accounting officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Name
23.1	Independent Auditors' Consent
99.1	Form 5500, Schedule H, 4i—Supplemental Schedule of Assets Held for Investment Purposes

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INDEPENDENT AUDITORS' REPORT
SPHERION CORPORATION 401(k) BENEFIT PLAN NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001 AND 2000